March 2015 Registration Statement No. 333-189888 Dated March 13, 2015 Filed Pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS

Collared Floating Rate Notes due March 27, 2020

Royal Bank of Canada is offering the Collared Floating Rate Notes (the “notes”) described below. Interest on the notes, if any, will be payable quarterly on the 27th day of March, June, September and December of each year, commencing on June 27, 2015. The “reference rate” will be the 3 Month USD LIBOR, as reported on Reuters Page LIBOR01 or any successor page.

The notes are senior unsecured obligations of Royal Bank of Canada, issued as part of Royal Bank of Canada’s Series F Senior Global Medium-Term Notes program. All payments on the notes, including the repayment of principal, are subject to the credit risk of Royal Bank of Canada.

SUMMARY TERMS
Issuer:		Royal Bank of Canada
Aggregate Principal Amount:		$
Agent:		RBC Capital Markets, LLC (“RBCCM”). See “Supplemental Information Regarding Plan of Distribution; Conflicts of Interest.”
Principal Amount:		$1,000 per note
Type of note:		Collared Floating Rate Notes
Pricing date:		March 24, 2015
Issue date:		March 27, 2015
Maturity date:		March 27, 2020
Interest period:		Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.
Interest rate:		3 Month USD LIBOR, subject to the Coupon Cap and Coupon Floor
Reference rate:		3 Month USD LIBOR, as reported on Reuters Page LIBOR01 or any successor page
Interest payment dates:
Quarterly, in arrears, on the 27th day of March, June, September and December of each year, commencing on June 27, 2015 and ending on the Maturity Date. If any Interest Payment Date is not a New York or London business day, interest will be paid on the next New York or London business day as further discussed on S-15 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest determination dates:		The Reference Rate is set two London business days prior to the start of the Interest Period.
Coupon Cap:		4.00%
Coupon Floor:		1.40%
Day-count convention:		30/360
Redemption:		Not applicable
Specified currency:		U.S. dollars
Survivor’s option:		Not applicable
Calculation agent:		RBCCM
Listing:		The notes will not be listed on any securities exchange.
Minimum Investment:		$1,000 and minimum denominations of $1,000 in excess of $1,000
CUSIP:		78012KAM9
Book-entry or certificated note:		Book-entry
Business day:		New York and London
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated July 23, 2013).

Terms Incorporated in the Master note:
All of the terms appearing above the item captioned “Listing” on page P-1 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated July 25, 2013, as modified by this pricing supplement.

Commissions and issue price:	Price to public (1)	Agent’s commissions	Proceeds to issuer
Per note:	$1,000	$2.50(1)	$996.50
$1.00(2)
Total:	$	$	$
(1)
RBCCM, an affiliate of Royal Bank of Canada and the agent for the sale of the notes, will receive a fee of up to $3.50 for each $1,000 note sold in this offering. The actual fee will be equal to the selling concession paid to selected dealers. The per note proceeds to Royal Bank of Canada above represents the minimum per note proceeds to Royal Bank of Canada, assuming the maximum per note commission. Certain selected dealers, including Morgan Stanley & Co. LLC and their financial advisors will collectively receive from RBCCM a fixed selling concession of $2.50 for each $1,000 note they sell. RBCCM will pay certain other selected dealers a variable selling concession of up to $2.50 for each $1,000 note they sell. You should refer to "Risk Factors" and "Supplemental Information Regarding Plan of Distribution; Conflicts of Interest" for more information.

(2)	Of the amount per $1,000 stated principal amount received by RBCCM, acting as agent for Royal Bank of Canada, RBCCM will pay MSWM a structuring fee of up to $1.00 for each security.
The pricing date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.
An investment in the notes involve certain risks. See “Risk Factors” beginning on page 3 of this document, “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and “Risk Factors” in the prospectus supplement and prospectus.

You should read this document together with the related product prospectus supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product Prospectus Supplement dated July 25, 2013
Prospectus Supplement dated July 23, 2013
Prospectus dated July 23, 2013
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the adequacy or accuracy of this document.  Any representation to the contrary is a criminal offense.
The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Collared Floating Rate Notes due March 27, 2020

Additional Information

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement FIN-1 dated July 25, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.

You should rely only on the information provided or incorporated by reference in this document, the prospectus, the prospectus supplement and the product prospectus supplement.  We have not authorized anyone else to provide you with different information, and we take no responsibility for any other information that others may give you.  We and Morgan Stanley & Co. LLC are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so.  The information contained in this document and the accompanying product prospectus supplement, prospectus supplement and prospectus is current only as of their respective dates.

This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated July 25, 2013 and “Additional Risk Factors” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

•	Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

•	Product Prospectus Supplement FIN-1 dated July 25, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004075/c724131424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

March 2015

Collared Floating Rate Notes due March 27, 2020

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying product prospectus supplement, prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪	The Amount of Interest Payable on the Notes Is Capped. The interest rate on the notes for each quarterly interest period is capped for that period at the maximum annual interest rate set forth above.

▪
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the notes.

March 2015

Collared Floating Rate Notes due March 27, 2020

Historical Information

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the notes is more or less likely to increase or decrease at any time during the term of the notes.

The Reference Rate was 0.27060% on March 12, 2015. The graph below sets forth the historical performance of the Reference Rate from March 12, 2008 through March 12, 2015.

Source: Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

March 2015

Collared Floating Rate Notes due March 27, 2020

Canadian Federal Income Tax Considerations

For a discussion of certain Canadian federal income tax considerations of investing in the notes, please see the discussion in the prospectus supplement dated July 23, 2013, under “Tax Consequences—Canadian Taxation.”

U.S. Federal Income Tax Considerations

We intend to take the position that the notes will be treated as variable rate debt instruments providing for stated interest at a qualified floating rate for U.S. federal income tax purposes.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated July 25, 2013 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the accompanying prospectus dated July 23, 2013 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.

March 2015

Collared Floating Rate Notes due March 27, 2020

Supplemental Information Regarding Plan of Distribution; Conflicts of Interest

Under the terms of a distribution agreement, RBCCM, an affiliate of Royal Bank of Canada, will purchase the notes from Royal Bank of Canada for distribution to certain selected dealers, including Morgan Stanley & Co. LLC.  RBCCM will act as agent for the notes and will receive a fee of up to $3.50 per $1,000 principal amount of notes sold in this offering.  The per note proceeds to us shown on the cover page represents the minimum per note proceeds to us, assuming the maximum per note commission. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from RBCCM a fixed selling concession of $3.50 for each $1,000 note they sell. RBCCM will pay certain other selected dealers a variable selling concession of up to $3.50 for each $1,000 note they sell.  Of the $3.50 per $1,000 stated principal amount received by RBCCM, RBCCM will pay MSWM a structuring fee of $1.00 for each $1,000 in principal amount.

We expect that delivery of the notes will be made against payment for the notes on or about March 27, 2015, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated July 23, 2013. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

After the initial offering of the notes, the price to the public may change.

We may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

March 2015